

LION INDUSTRIES CORPORATION BERHAD (415-D)

(Formerly known as Lion Land Berhad)

A Member of The Lion Group

7 May 2003



03022164

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)

We enclose herewith a copy of the Financial Results Announcement dated 6 May 2003, Re: Unaudited Interim Report for the third quarter ended 31 March 2003 for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(formerly known as LION LAND BERHAD)



WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286





Form Version 2.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION/EDMS/KLSE on 06-05-2003 07:09:21 PM

Reference No LI-030506-D45B3

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **LION INDUSTRIES CORPORATION BERHAD (Formerly known as LION LAND BERHAD)**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **31-03-2003**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other

*** Financial Year End** : **30-06-2003**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

 Licb-a1.xl  Licb-a2a.do  Licb-a2b.do  Licb.xls

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)

Secretary

- 6 MAY 2003

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31-03-2003**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2003	31-03-2002	31-03-2003	31-03-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	488,949	340,720	1,250,618	983,880

2	Profit/(loss) before tax	129,770	-21,637	86,813	-53,630
3	Profit/(loss) after tax and minority interest	130,529	-21,417	87,329	-55,568
4	Net profit/(loss) for the period	130,529	-21,417	87,329	-55,568
5	Basic earnings/(loss) per share (sen)	24.95	-4.81	18.54	-12.49
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	2.1600	0.7600

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31-03-2003	31-03-2002	31-03-2003	31-03-2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	13,636	16,026	45,525	59,606
2	Gross interest income	14,950	25,140	18,986	79,052
3	Gross interest expense	13,061	32,132	88,745	110,206

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as
LION LAND BERHAD)

Secretary

- 6 MAY 2003



LION INDUSTRIES CORPORATION BERHAD

(Formerly known as LION LAND BERHAD)

(Incorporated in Malaysia) (415-D)

Interim Report for the Third Quarter Ended 31 March 2003

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2003

The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/3/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2002 RM'000	CURRENT YEAR TO DATE 31/3/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2002 RM'000
Revenue		488,949	340,720	1,250,618	983,880
Operating expenses		(476,244)	(325,485)	(1,206,024)	(925,065)
Other operating income		931	791	931	791
Profit/(Loss) from operations		13,636	16,026	45,525	59,606
Finance costs		(13,061)	(32,132)	(88,745)	(110,206)
Share in results of associated companies		(4,125)	(6,671)	(7,323)	(11,082)
Income from other investments		14,950	25,140	18,986	79,052
Impact of Group-Wide Restructuring Scheme ("GWRS"):					
- Gain on principal waiver by creditors	4	125,731	-	125,731	-
- Restructuring expenses	4	(7,361)	-	(7,361)	-
- Allowance for doubtful receivables		-	(24,000)	-	(71,000)
Profit/(Loss) before taxation		129,770	(21,637)	86,813	(53,630)
Taxation	17	(2,001)	(685)	(3,700)	(3,720)
Profit/(Loss) after taxation		127,769	(22,322)	83,113	(57,350)
Minority interests		2,760	905	4,216	1,782
Net profit/(loss) for the period		130,529	(21,417)	87,329	(55,568)
Earnings/(Loss) per share (sen):	25				
- Basic		24.95	(4.81)	18.54	(12.49)
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/3/2003 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002 RM'000
Property, plant and equipment		2,777,606	1,262,264
Investment properties		558,991	189,000
Forest concessions		325,223	-
Plantation development expenditure		131,426	-
Property development projects		102,023	153,162
Investment in associated companies		106,970	60,327
Long term investments		447,423	81,981
Intangible assets		425,396	190,831
Current assets			
- Inventories		576,302	304,501
- Property development projects		20,065	17,758
- Amount due by contract customers		10,199	3,764
- Trade receivables		387,065	259,393
- Other receivables, deposits and prepayments		299,006	245,730
- Amount owing by related companies		-	1,285,053
- Deposits, cash and bank balances		368,119	111,009
		1,660,756	2,227,208
Current liabilities			
- Trade payables		221,357	231,583
- Other payables		860,957	1,057,922
- Amount due to contract customers		1,265	1,037
- Amount owing to related companies		-	142,855
- Short term borrowings	21	330,252	1,959,327
- Bonds and USD Debts	21	25,401	-
- Tax liabilities		51,415	44,617
		1,490,647	3,437,341
Net current assets / (liabilities)		170,109	(1,210,133)
		5,045,167	727,432
Share capital		679,235	593,380
Reserves		1,212,702	50,263
Shareholders' funds		1,891,937	643,643
Minority interests		840,462	25,399
Long term borrowings	21	1,677,052	43,230
Bonds and USD Debts	21	486,584	-
Deferred tax liabilities		19,592	11,327
Deferred payables		129,540	3,833
		5,045,167	727,432
Net tangible assets per share (RM)		2.16	0.76

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Note	Share Capital RM'000	Share Premium RM'000	Reserve on Consolidation RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2002		593,380	515,190	-	121,699	(586,626)	643,643
Implementation of the restructuring scheme:							
- Capital reconstruction		(148,345)	-	-	-	148,345	-
- Issue of new ordinary shares pursuant to arrangement with creditors		234,200	-	-	-	-	234,200
- Reserve arising from acquisition of subsidiary companies		-	-	930,271	-	-	930,271
Amortisation of reserve on consolidation		-	-	(3,101)	-	-	(3,101)
Currency translation differences		-	-	-	22	-	22
Dividend paid for the financial year ended 30 June 2002	7	-	-	-	-	(427)	(427)
Net profit for the financial period		-	-	-	-	87,329	87,329
Balance at 31 March 2003		679,235	515,190	927,170	121,721	(351,379)	1,891,937

Note: There are no comparative figures as this is the first year the interim financial report is prepared in accordance with MASB 26 - *Interim Financial Reporting*.

(The Condensed Consolidated Statement of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2003 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	Note	CURRENT YEAR-TO-DATE 31/3/2003 RM'000
OPERATING ACTIVITIES		
Profit/(Loss) before taxation		86,813
Adjustments for:		
Non-cash items (mainly impact of GWRS and depreciation)		(68,809)
Non-operating items (mainly finance costs)		77,059
Operating profit before changes in working capital		95,063
Changes in working capital:		
Net changes in current assets		(59,733)
Net changes in current liabilities		47,579
Others (mainly tax paid)		(19,695)
		63,214
INVESTING ACTIVITIES		
Cash flow from acquisition of subsidiary companies		226,194
Proceeds from redemption of bonds		11,650
Others (mainly purchase of property, plant and equipment)		(1,063)
		236,781
FINANCING ACTIVITIES		
Issue of shares		-
Dividend paid to shareholders	7	(427)
Bank borrowings (include conversion of overdraft to Bonds/term loans)		131,246
Redemption/repayment of Bonds and USD Debts (inclusive of upfront cash payment)		(32,040)
Others (mainly interest paid)		(37,896)
		60,883
Net changes in cash & cash equivalents		360,878
Effects of exchange rate changes		-
Cash & cash equivalents at beginning of the period		(48,936)
Cash & cash equivalents at end of the period		311,942

Note: There are no comparative figures as this is the first year the interim financial report is prepared in accordance with MASB 26 - *Interim Financial Reporting.*

(The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2002)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. Accounting policies and method of computation

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of the Kuala Lumpur Stock Exchange and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2002.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2002 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. Qualification of audit report

There were no qualifications on audit report of the preceding audited financial statements. However, the auditors drew atttention to the financial position of the Group and of the Company and the proposed restructuring scheme involving the Group's and the Company's debts and the rationalisation of the Group structure ("GWRS"). The proposed GWRS has been implemented during the quarter under review with further details disclosed in Note 20.

3. Seasonality or cyclicality

The operations of the Group are not subjected to material seasonal or cyclical effects except for the following:

a) Timber extraction is normally reduced during the wet weather seasons between October and February; and
b) Brewery division in China normally records higher sales during the summer period between June and September quarters.

4. Unusual items

Other than as disclosed in Note 20 on the implementation of the GWRS, there were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. Material changes in estimates

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. Debt and equity securities

Pursuant to the implementation of the GWRS, the issuance of debt and equity securities during the current quarter are as follows:

For the quarter ended 31 March 2003, the issued and paid-up share capital of the Company has increased from RM593,380,035 divided into 593,380,035 ordinary shares of RM1.00 each to RM679,235,465 divided into 679,235,465 ordinary shares of RM1.00 each. The change of the issued and paid-up share capital of the Company resulted from the following:

1) a capital reduction of RM0.25 each in each existing issued and fully paid-up ordinary share of RM1.00 each in the Company;
2) the issuance of 1 new ordinary share of RM0.75 at par for cash;
3) a capital consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each thereby consolidating 593,380,036 ordinary shares of RM0.75 each into 445,035,027 ordinary shares of RM1.00 each; and
4) the issuance of 234,200,438 ordinary shares of RM1.00 each at par as part of the settlement of debts.

In addition, the Group has also issued RM352 million in present value of RM denominated bonds ("Bonds") and USD43 million in present value of USD denominated consolidated and rescheduled debts ("USD Debts") as part of the settlement of debts.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. Dividend paid

There were no dividend paid during the current quarter. For the financial year-to-date, a first and final dividend of 0.1 sen per share, less tax, amounting to RM0.43 million in respect of the previous financial year ended 30 June 2002 was paid by the Group.

8. Segmental reporting

The Group's segmental report for the financial year-to-date are as follows:

	Total Sales RM'000	Inter-Segment Sales RM'000	External Sales RM'000	Segment results RM'000
Steel operations	1,118,849	(2,655)	1,116,194	56,265
Timber extraction and pulp and paper **	22,438	-	22,438	(4,773)
Beverage **	34,572	-	34,572	(1,109)
Property and construction	42,374	(2,340)	40,034	7,889
Building materials and consumables **	12,611	-	12,611	884
Others	24,769	-	24,769	(11,168)
External sales	1,255,613	(4,995)	1,250,618	47,988
Finance costs				(88,745)
Unallocated income (net of cost)				16,523
Share in results of associated companies				(7,323)
Impact of GWRS - gain on principal waiver and restructuring expenses				118,370
Profit before taxation				86,813

** Only consolidated 1 month's results subsequent to the implementation of the GWRS

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendments from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date except for the following:

1) Completion of the acquisition of 100% equity interest in Antara Steel Mills Sdn Bhd by Amsteel Mills Sdn Bhd ("AMSB"), a subsidiary of the Company, on 10 September 2002; and
2) Completion of the following proposals on 14 March 2003:
   a) Acquisition of 83.70% equity interest in Posim Berhad by the Company and AMSB;
   b) Acquisition of 59.47% equity interest in Lion Diversified Holdings Berhad (formerly known as Chocolate Products (Malaysia) Berhad) by the Company and AMSB;
   c) Disposal of the entire 25% equity interest in Avenel Sdn Bhd by the Company; and
   d) Disposal of 100% equity interest in Lion Plaza Sdn Bhd by the Company.

The effect of the above acquisitions for the financial year-to-date are as follows:

	CUMULATIVE QUARTER	
	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	31/3/2003	31/3/2002
	RM'000	RM'000
Revenue	74,122	-
Profit/(loss) before taxation	(2,153)	-
Net profit/(loss) for the period	(1,959)	-

	AS AT END OF CURRENT QUARTER 31/3/2003	AS AT PRECEDING FINANCIAL YEAR END 30/6/2002
	RM'000	RM'000
Property, plant and equipment	1,553,827	-
Investment properties	369,991	-
Forest concessions	325,223	-
Plantation development expenditure	131,426	-
Investment in associated companies	53,175	-
Long term investments	41,514	-
Intangible assets	232,901	-
Current assets	784,244	-
Current and deferred liabilities	(941,948)	-
Net assets	2,550,353	-
Minority interest	(817,936)	-
Net assets acquired	1,732,417	-

The effect of the above disposals is not disclosed as it is not material to the Group.

12. Changes in contingent liabilities or contingent assets

Contingent liabilities (unsecured) in respect of guarantees or indemnities given by the Group for credit facilities obtained and utilised by an associated company of RM191 million was crystallised upon implementation of the GWRS.

The claim brought by a sub-contractor against a subsidiary company for loss of profit and uncertified works performed of RM10.6 million was also settled as part of the implementation of the GWRS.

The contingent liabilities for Posim Berhad, a newly acquired subsidiary company, remained at RM313 million which relates to legal claims in respect of the termination of contracts for the extraction and sales of timber.

13. Review of performance

For the nine months ended 31 March 2003, higher revenue was recorded by the Group as compared to the preceding year corresponding period. The encouraging performance was contributed mainly by the Steel Division as well as the newly acquired operations in the Timber and Beverage Divisions.

However, due to the initial losses incurred by the new steel mill in Banting and the higher raw material prices for steel products, lower operating profit was reported for the nine months.

14. Comparison with the preceding quarter's results

Following the implementation of the GWRS in March 2003, the consolidation of the operational results for the newly acquired subsidiaries, ie Posim Berhad ("Posim") and Lion Diversified Holdings Berhad ("Lion Diversified Holdings"), have contributed to the improvement in revenue.

However, in view of the paper plant shutdown for annual maintenance (major asset of the Posim Group) and the seasonal low demand for beer consumption in China during the cold weather (major asset of the Lion Diversified Holdings Group), losses were incurred for the period under review.

Despite experiencing high international scrap prices, the performance of our Steel Division for the current quarter has shown a marked improvement with higher revenue and profit.

15. Prospects

With the stabilisation of prices in the steel market and the expected seasonal higher demand for our newly acquired operations, ie Timber and Beverage Divisions, the Board expects an improvement in the operating performance of the Group in the next quarter.

16. Profit forecast / profit guaranteed

This note is not applicable.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2003 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2002 RM'000	CURRENT YEAR TO DATE 31/3/2003 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2002 RM'000
In respect of current period:				
- income tax :				
- Malaysia	1,596	716	3,231	3,800
- Overseas	370	-	370	-
- deferred tax	-	(33)	(27)	(58)
	1,966	683	3,574	3,742
In respect of prior years:				
- income tax	35	2	126	13
Associated companies	-	-	-	(35)
	2,001	685	3,700	3,720

The taxation charge for the Group for the current quarter and financial year-to-date reflect effective tax rates which are lower than the statutory tax rates due mainly to certain income which are not taxable.

18. Unquoted investments and/or properties

Except for the disposals as disclosed in Note 20, there were no sale of unquoted investments and/or properties for the current quarter and financial year-to-date.

19. Quoted securities

There were no purchases or disposals of quoted securities for the current quarter and financial year-to-date.

The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At cost	159,281
At book value	157,281
At market value	41,265

The Group's investment in quoted securities as at end of the reporting period was increased subsequent to the implementation of the GWRS and consolidation of the newly acquired subsidiary companies as mentioned in Notes 20 and 11, respectively.

20. Status of corporate proposals

No	Date of Announcement	Subject	Status
1.	11.07.2001 and 29.01.2003	Proposed deferment of the redemption date of the 43,613,000 5-year cumulative redeemable preference shares of RM0.01 each in Likom Computer System Sdn Bhd currently held by the Company ("LICB") from 29.06.2001 to 28.12.2003.	Pending approvals of : a. Shareholders of the Company; and b. Any other relevant authorities.
2.	05.07.2000, 19.10.2000, 30.03.2001, 02.05.2001, 08.10.2001, 26.03.2002, 09.05.2002, 12.07.2002, 19.07.2002, 16.09.2002, 18.09.2002, 10.10.2002, 28.11.2002, 08.01.2003, 09.01.2003, 30.01.2003, 05.02.2003, 06.02.2003, 17.02.2003, 20.02.2003, 21.02.2003, 03.03.2003 and 19.03.2003	Proposed groupwide restructuring scheme (as revised) with the objective to: a. consolidate, stabilise and restructure and rationalise the cash flow and funding of the Group; and b. reorganise and restructure the Group's business ("Proposed GWRS"). The Proposed GWRS involves, *inter-alia*, the following corporate proposals :	Approvals obtained from : a. Ministry of International Trade and Industry on 23.04.2002 (for Lion Corporation Berhad and Angkasa Marketing Berhad (now known as Silverstone Corporation Berhad) only; not applicable to LICB); b. Foreign Investment Committee on 30.04.2002; c. Bank Negara Malaysia on 03.05.2002 and 30.01.2003; d. Securities Commission on 09.07.2002 and 01.10.2002; e. Scheme Creditors on 16.09.2002 and 18.09.2002; and f. Shareholders of the Company on 30.01.2003. g. Approval-in-principle of the Kuala Lumpur Stock Exchange for the listing of and quotation for the new shares to be issued pursuant to the Proposed GWRS on 28.02.2003. Orders granted by the High Courts of Malaya pursuant to : a. Section 176(3) of the Companies Act, 1965 ("Act") sanctioning the proposed scheme of arrangement between the Company and its creditors on 30.01.2003; and b. Section 64 of the Act confirming the Proposed Capital Reconstruction on 17.02.2003. The conditions precedent as set out in section 11 of the Circular to Shareholders issued by the Company dated 9 January 2003 pursuant to the Proposed GWRS have been satisfied and the following have been effected: i) the Proposed Corporate Restructuring Exercise (including the Proposed Capital Reconstruction Exercise for the Company); and
2.1		Proposed reduction of RM0.25 in each of the existing issued and paid-up capital of RM1.00 in the Company and thereafter consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each ("Proposed Capital Reconstruction Exercise").	
2.2		Proposed acquisition of 59.47% equity interest in Chocolate Products (Malaysia) Berhad (now known as Lion Diversified Holdings Berhad) from Amsteel Corporation Berhad ("Amsteel") Group for a consideration of RM201.50 million.	
2.3		Proposed acquisition of 83.70% equity interest in Posim Berhad from Avenel Sdn Bhd ("Avenel").	
2.4		Proposed disposal of 25% equity interest in Avenel to Amsteel and the payment to Amsteel of RM122.05 million in respect of the proposed disposal, in view of the excess of Avenel's debts over the fair value of Avenel's assets.	
2.5		Proposed issue of LICB Bonds and LICB Consolidated and Rescheduled USD debts to settle its financial institution creditors and intercompany balances.	
2.6		Proposed disposal of 100% equity interest in Lion Plaza Sdn Bhd to Amsteel for a consideration of RM35.66 million.	

20. Status of corporate proposals (Cont'd)

No	Date of Announcement	Subject	Status
			ii) the issuance of the RM denominated Bonds, USD denominated consolidated and rescheduled debts and new ordinary shares by the Company to the Scheme Creditors of the Company.

Note : The status of corporate proposals of the Company's listed subsidiaries, Posim Berhad and Lion Diversified Holdings Berhad are reported in the Interim Reports of the respective subsidiaries.

21. Group's borrowings and debt securities

The Group's borrowings as at end of the reporting period are as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank Borrowings			
Secured	264,270	1,664,717	1,928,987
Unsecured	65,982	12,335	78,317
	330,252	1,677,052	2,007,304
Bonds and USD Debts			
Secured	19,961	66,701	86,662
Unsecured	5,440	419,883	425,323
	25,401	486,584	511,985
	355,653	2,163,636	2,519,289

	Foreign Currency '000	RM'000
The Group's borrowings and debt securities are denominated in the following currencies :		
- Ringgit Malaysia	-	1,317,044
- US Dollar	280,219	1,064,832
- Chinese Renminbi	299,310	137,413
		2,519,289

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

There were no changes in the material litigations since the last annual balance sheet date.

Note : The material litigations of the Company's listed subsidiaries, Posim Berhad and Lion Diversified Holdings Berhad are reported in the Interim Reports of the respective subsidiaries.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Earnings / (Loss) per share

Basic

Earnings/(Loss) per share is calculated by dividing the Group's profit/loss after tax and minority interests by the weighted average number of ordinary shares in issue of 523.1 million and 471.1 million for the current year quarter and financial year-to-date, respectively (2002 : 445.0 million), after adjusting for the capital reconstruction.

Fully diluted

The fully diluted earnings/(loss) per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

26. Conditions imposed by Securities Commission ("SC") pertaining to the Proposed GWRS

The SC has imposed certain conditions in its approval of the Proposed GWRS which include the requirements to disclose the following :

i) Status of the Proposed Divestment Programme

Please refer Appendix 1.

ii) Status of the issues affecting the joint-venture operations in China ("Items of Concern")

Please refer Appendix 2.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Formerly known as LION LAND BERHAD)
(Incorporated in Malaysia)

Proposed Divestment Programme

(i) Status of the Proposed Divestments

Stages of the Assets to be Divested	Proposed Divestment Programme (Per GWRS)	Completed Before December 2002	Subsequent to December 2002			
			Concluded Sales Total	Amount Received/to be Received (Jan-Dec03)		
				Received in Current Qtr	Projected to Dec 03	Projected Full Year
	RM'million	RM'million	RM'million	RM'million (a)	RM'million (b)	RM'million (a)+(b)
By December 2002						
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	-	-
Listed shares in financial services company	2.5	-	-	-	2.5	2.5
	33.8					
By December 2003						
Shares in unlisted companies, industrial land, office block and shoplots in Parade and shopping centre	174.3	-	-	-	174.3	174.3
By December 2004						
Shares in unlisted companies and shoplots in Parade and shopping centre	45.4	-	-	-	-	-
By December 2005						
Shares in unlisted company, factories and apartment	9.7	-	-	-	-	-
By December 2006						
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre	278.0	-	-	-	-	-
Total	**541.2**	**31.4**	-	-	**176.8**	**176.8**

The Group will, if necessary, divest other assets which are not part of the Proposed Divestment Programme, to redeem / repay the Bonds and USD Debts.

(ii) Transactions completed during the quarter

There were no transactions completed during the quarter.

(iii) Utilisation of the divestment proceeds received

This note is not applicable.

Appendix 2(a)

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION INDUSTRIES CORPORATION BERHAD (FORMERLY KNOWN AS LION LAND BERHAD) ("LICB") IN THE PEOPLE'S REPUBLIC OF CHINA

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 30 April 2003
1.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Foreign Trade and Economic Commission ("**MOFTEC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOFTEC in Beijing, the PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co. from MOFTEC in Beijing through the provincial MOFTEC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The provincial MOFTEC had requested the JV Co. to rely on the letter of approval dated 11 September 1995 from the provincial MOFTEC, in that the capital of the JV Co. has been properly approved. It is the duty of the provincial MOFTEC to apply for endorsement from the MOFTEC in Beijing. The LICB Group expect to obtain the endorsement by 30 June 2004.
2.	Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	The Management of LICB Group is in the process of procuring HZJ to transfer the ownership of the POR to the JV Co. by 30 June 2004.
3.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	The Management of LICB Group is in the process of procuring HZJ to obtain the approval for the lease by 30 June 2004.

Appendix 2(b)

LION INDUSTRIES CORPORATION BERHAD

ISSUES AFFECTING THE JOINT VENTURE COMPANIES OF AMSTEEL CORPORATION BERHAD IN THE PEOPLE'S REPUBLIC OF CHINA

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 30 April 2003
1.	Retail enterprises to restructure the share holding ratio between the joint venture parties and/or the term of operation and/or business scope as required by the State Council in the PRC		Submitted the application to maintain or restructure the share holding ratio and/or the term of operation and/or business scope for approval as required on the following dates:	
		Mianyang Fulin Parkson Plaza Co Ltd (ACB Group's interest holding : 70%)*	7 December 2001	Awaiting approval from the relevant authorities in the PRC. The respective JV Co. will endeavour to obtain the approval by 30 June 2004.
		Dalian Tianhe Parkson Shopping Centre Co Ltd (ACB Group's equity holding : 60%)	26 December 2001	
		Sichuan Hezheng Parkson Plaza Co Ltd (ACB Group's equity holding : 90%)	7 December 2001	
		Chongqing Wangyu Parkson Plaza Co Ltd (ACB Group's equity holding : 70%)	3 December 2001	
		Xian Lucky King Parkson Plaza Co Ltd (ACB Group's equity holding : 51%)	20 February 2002	
		Shanghai Nine Sea Parkson Co Ltd (ACB Group's interest holding : 100%)**	December 2001	Approval from the relevant authorities was obtained on 14 February 2003 to maintain the existing shareholding structures.
		Wuxi Sanyang Parkson Co Ltd (ACB Group's equity holding : 60%)	20 November 2001	
		Yangzhou Parkson Plaza Co Ltd (ACB Group's equity holding : 55%)	25 December 2001	

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 30 April 2003
2.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd (ACB Group's equity holding : 51%)	The Management of ACB Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	LFXR is in the process of transferring the LUR and will endeavour to complete the transfer by 30 June 2004.
3.	Shortfall in capital to be contributed by the ACB Group	Mianyang Fulin Parkson Plaza Co Ltd (ACB Group's interest holding : 70%)*	The Management of ACB Group is required to inject such amount to make up for the shortfall of Rmb2.19 million (equivalent to approximately RM1.00 million) ("Shortfall").	The ACB Group has injected the payment for the Shortfall on 21 October 2002. Now awaiting the capital verification by certified auditor which is expected to be obtained by 30 June 2003.
4.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("**POR**") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC	Mianyang Fulin Parkson Co Ltd (ACB Group's interest holding : 70%)*	The Management of ACB Group had liaised with the PRC Party, Sichuan Mianyang Fulin Real Estate Development Co Ltd ("SMF"), to register the lease of building located at No. 17, An Chang Lu, Mianyang City, Sichuan Province, PRC.	The lease is expected to be registered by 30 June 2004. In the meantime, SMF has given its undertaking that it shall be responsible to register the lease and will indemnify the JV Co. against loss due to non-registration of the lease.

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 30 April 2003
		Sichuan Hezheng Parkson Plaza Co Ltd (ACB Group's equity holding : 90%)	The Management of ACB Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No. 31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	SHC will endeavour to transfer the POR certificate in its favour by 30 June 2004. SHC has been requested by the ACB Group to issue a letter to state that the SHC shall compensate the ACB Group for any damages suffered in the event the SHC fails to procure the transfer.
		Chongqing Wangyu Parkson Plaza Co Ltd (ACB Group's equity holding : 70%)	The Management of ACB Group had liaised with the PRC Party, Chongqing Wangyu Economic Industry Development Corporation ("CWE"), to obtain the POR certificate in its favour for the building located at No. 77, Da Ping Changjiang Er Lu, Yuzhong District, Chongqing, PRC and leased by the PRC Party to the JV Co.	By a letter dated 8 March 2001, CWE agreed to compensate ACB Group if there is any damage arising from the non-transfer of the POR in its name. In addition, the parent company of CWE and owner of the building, authorised CWE to lease the building to the JV Co.

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 30 April 2003
5.	The PRC Party borrowed Rmb17,803,000 from the JV Co. and as security, the PRC Party pledged its 40% equity interest in the JV Co. to ACB Group. The pledge has not been registered with the relevant authorities.	Dalian Tianhe Parkson Shopping Centre Co Ltd (ACB Group's equity holding : 60%)	The Management of ACB Group had liaised with the management of JV Co. to take steps to register the pledge of the equity interest by the PRC Party, Dalian Tianhe Plaza Company Limited ("DTP").	The repayment of the loan to the JV Co. by DTP has been extended to 30 June 2003. The Management of the ACB Group will procure the JV Co. to register the pledge in the meantime.

Note:

* ACB Group contributed Rmb9,000,000 of the registered capital of Rmb15,000,000 of this co-operative joint-venture and is entitled to 70% of the profit of the joint-venture.

** ACB Group contributed 100% of the registered capital of this co-operative joint-venture and is entitled to all the profit of the joint-venture after the joint-venture pays a guaranteed after-tax-profit of USD3,000,000 from the first year to the fourth year and a 4% annual increase over the USD3,000,000 starting from the fifth year.